                                           Filed Pursuant to Rule 424(b)(2)
                                           Registration Statement No. 33-53717
--------------------------------------------------------------------------------
           PROSPECTUS SUPPLEMENT TO PROSPECTUS DATED AUGUST 11, 1999

                                 $200,000,000

                                 Sunoco, Inc.

                         [LOGO OF SUNOCO APPEARS HERE]
                      7 3/4% Notes Due September 1, 2009

                                 ------------

   We will pay interest on the Notes each March 1 and September 1. The first interest payment will be made on March 1, 2000. We may redeem the Notes prior to maturity.

                                                     Underwriting
                                                     Discounts and Proceeds to
                                  Price to Public(1)  Commissions   Sunoco(1)
                                  ------------------ ------------- ------------
Per Note.........................       99.865%          0.65%        99.215%
Total............................    $199,730,000     $1,300,000   $198,430,000

(1) Plus accrued interest, if any, from August 20, 1999.

   Delivery of the Notes, in book-entry form only, will be made on or about August 20, 1999.

   Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus Supplement or the Prospectus to which it relates is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

             Banc of America Securities LLC

                           Lehman Brothers

                                         J.P. Morgan & Co.

                                                      Scotia Capital Markets

          The date of this Prospectus Supplement is August 17, 1999.

                               TABLE OF CONTENTS

                                  Page
                                  ----
     Prospectus Supplement
Sunoco..........................   S-3
Use of Proceeds.................   S-4
Capitalization..................   S-4
Selected Financial Information..   S-5
Description of Notes............   S-6
Underwriting....................   S-8
Forward-Looking Information.....  S-10
Notice to Canadian Residents....  S-11

                                    Page
                                    ----
            Prospectus
About This Prospectus..............   3
Where You Can Find More
 Information.......................   3
Incorporation of Certain Documents
 by Reference......................   3
Sunoco.............................   4
Use of Proceeds....................   4
Description of the Debt Securi-
 ties..............................   5
Description of the Equity Securi-
 ties..............................  17
Description of the Warrants........  20
Plan of Distribution...............  21
Legal Opinions.....................  22
Experts............................  22

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may only be used where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.

                                     SUNOCO

   As used in this Prospectus Supplement and the accompanying Prospectus, except as the context otherwise requires, references to "us,""we,""our" and "Sunoco" means Sunoco, Inc., together with its consolidated subsidiaries.

   Our headquarters are at 1801 Market Street, Philadelphia, PA 19103-1699. Our telephone number is (215) 977-3000 and our Internet website address is www.SunocoInc.com.

   We were incorporated in Pennsylvania in 1971. We or our predecessors have been active in the petroleum industry since 1886. As one of the largest independent refining and marketing companies in the United States, we operate five domestic refineries with a total of 730,000 barrels per day of crude oil processing capacity, market gasoline under the Sunoco(R) brand through more than 3,700 service stations in 17 states, sell lubricants and petrochemicals and operate domestic pipelines and terminals. We also manufacture coke at facilities in Virginia and Indiana, and produce coal from mines in Virginia.

   Our operations are organized into the following seven business units:

  . Sun Northeast Refining. Sun Northeast Refining manufactures gasoline, diesel fuel, home heating oil, jet fuel, residual fuel, chemical feedstocks and other petroleum products at refineries in Philadelphia and Marcus Hook, Pennsylvania. Sun Northeast Refining also supplies Sunoco Northeast Marketing and Sunoco Chemicals and sells to third-party customers.

  . Sunoco Northeast Marketing. Sunoco Northeast Marketing markets gasoline and other petroleum products in 12 Northeastern states through Sunoco(R) retail outlets, including APlus(R) convenience stores, which offer a broad range of merchandise, and Ultra Service Centers(R), which provide automotive diagnosis and repair.

  . Sunoco Chemicals. Sunoco Chemicals manufactures aromatics, olefins and derivatives at facilities in Philadelphia and Marcus Hook, Pennsylvania, and at Brandenburg, Kentucky. These products are used as raw materials for fibers, plastics and specialties and are marketed primarily in North America, along with petrochemicals from the Toledo, Ohio refinery. Sunoco Chemicals has a one-third interest in a Texas plant that produces MTBE, an oxygenate additive used in reformulated gasoline.

  . Sun Lubricants. Sun Lubricants manufactures base oils at facilities in Tulsa, Oklahoma, and Yabucoa, Puerto Rico, and either sells them to third parties or upgrades them into a broad line of paraffinic and aromatic lubricating and specialty oils--including Sunoco(R) and Kendall(R) brands--that are marketed worldwide. Sun Lubricants sells related fuels production to wholesale markets.

  . Sunoco MidAmerica Marketing & Refining. Sunoco MidAmerica Marketing & Refining is a regional petroleum marketer-refiner serving Ohio, Michigan, Indiana, Kentucky and West Virginia through Sunoco(R) retail outlets. Sunoco MidAmerica Marketing & Refining manufactures fuels and petrochemicals at Sunoco's refinery in Toledo, Ohio, where the unit is also headquartered.

  . Sunoco Logistics. Sunoco Logistic manages all of the company's transportation functions, including crude oil and product pipelines, product terminals and trucking, rail and tank car transport, and marine chartering. Sunoco Logistics acquires crude oil from domestic third-party leases and operates one of the largest crude oil import terminals in the United States--a 10-million barrel facility in Nederland, Texas.

  . Sun Coke. Sun Coke makes a high-quality coke, using environmentally superior cokemaking technology at plants in Vansant, Virginia, and East Chicago, Indiana. Sun Coke mines metallurgical coal in Virginia to supply the Vansant coke facility and for sale to third parties.

                                USE OF PROCEEDS

   The net proceeds from the sale of the Notes, after deducting underwriting compensation and estimated fees and expenses, are expected to be approximately $198 million and will be used (1) to repay at maturity $150,000,000 aggregate principal amount of our 8 1/8% Notes due 1999, (2) to repay certain of our short-term debt and/or (3) for general corporate purposes. Pending such use, the net proceeds may be invested temporarily in cash and cash equivalents or short-term investments or used to reduce our other short-term indebtedness.

                                 CAPITALIZATION

   The following table sets forth our capitalization as of June 30, 1999 (1) on an historical basis and (2) as adjusted to reflect this offering of Notes and the application of the net proceeds from this offering as set forth under "Use of Proceeds". This table should be read in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying Prospectus.

                                                           As of  June 30, 1999
                                                          ----------------------
                                                          Historical As Adjusted
                                                          ---------- -----------
                                                              (in millions)
Debt:
 Short-term borrowings...................................   $  122     $   72
 Current portion of long-term debt.......................       35         35
 Long-term debt:
  8 1/8% Notes due 1999..................................      150         --
  7 3/4% Notes due 2009..................................       --        200
  Other long-term debt...................................      673        673
                                                            ------     ------
    Total debt...........................................      980        980
                                                            ------     ------
Shareholders' equity:
 Common stock, par value $1 per share....................      132        132
 Capital in excess of par value..........................    1,397      1,397
 Earnings employed in the business.......................    1,608      1,608
                                                            ------     ------
                                                             3,137      3,137
 Less common stock held in treasury, at cost.............    1,619      1,619
                                                            ------     ------
    Total shareholders' equity...........................    1,518      1,518
                                                            ------     ------
    Total capitalization.................................   $2,498     $2,498
                                                            ======     ======

                         SELECTED FINANCIAL INFORMATION

   The financial data for Sunoco in the table below for each of the five years in the period ended December 31, 1998 are derived from our audited consolidated financial statements. Data for the six-month periods ended June 30, 1999 and 1998 are derived from our unaudited consolidated financial statements. You should read the following financial information in conjunction with our consolidated financial statements and related notes that we have incorporated by reference in the accompanying Prospectus.

                         Six Months Ended
                             June 30,            Year Ended December 31,
                         ----------------- --------------------------------------
                           1999     1998    1998   1997    1996     1995    1994
                         -------- -------- ------ ------- -------  ------  ------
                                      (in millions, except ratios)
Income Statement Data:
Sales and other
 operating revenue
 (including consumer
 excise taxes).......... $  4,210 $  4,252 $8,413 $10,464 $11,233  $9,834  $9,513
Income (loss) from
 continuing operations
 before income tax
 expense (benefit) and
 cumulative effect of
 change in accounting
 principle(1)........... $     68 $    218 $  389 $   385 $  (408) $  (47) $  (69)
Net income
 (loss)(1)(2)(3)(4)..... $     45 $    148 $  280 $   263 $  (115) $  140  $   90
Other Financial Data:
Ratio of earnings to
 fixed charges(5).......     2.17     4.88   4.36    4.25     N/A     .76     .65

                            At June 30,              At December 31,
                         ----------------- --------------------------------------
                           1999     1998    1998   1997    1996     1995    1994
                         -------- -------- ------ ------- -------  ------  ------
                                             (in millions)
Balance Sheet Data:
Total assets............ $  4,831 $  4,781 $4,849 $ 4,667 $ 5,025  $5,085  $5,646
Long-term debt.......... $    823 $    859 $  823 $   824 $   835  $  888  $  936
Shareholders' equity.... $  1,518 $  1,545 $1,514 $ 1,462 $ 1,438  $1,699  $1,863
Total capitalization.... $  2,498 $  2,494 $2,526 $ 2,298 $ 2,327  $2,644  $3,115

--------------------
(1) Includes impact of provisions for write-down of assets and other matters of $58 million ($38 million after tax) in the full year 1998, $32 million ($21 million after tax) in 1997, $356 million ($254 million after tax) in 1996, $93 million ($61 million after tax) in 1995 and $54 million ($32 million after tax) in 1994. Also includes impact of gain on settlement of insurance litigation of $36 million ($23 million after tax) in the first six months of 1999 and $58 million ($38 million after tax) in the full year 1998. (See Notes 2 and 14 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998 and
    Note 6 to the Consolidated Financial Statements in the Company's Quarterly Report on Form 10-Q for the quarter ended June 30, 1999, incorporated by reference in the accompanying Prospectus.)
(2) The 1998 full year amount includes impact of a $13 million tax benefit resulting from a change in tax election.
(3) Includes after-tax income from discontinued operations of $166 million, $235 million and $116 million in 1996, 1995 and 1994, respectively, of which $125 million, $157 million and $28 million, respectively, related to gains on disposition of discontinued operations and disposal of exploration and production properties. (See Note 2 to the Consolidated Financial Statements in the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1998, incorporated by reference in the accompanying Prospectus.)
(4) Includes impact of the cumulative effect of a change in the method of accounting for impairment of long-lived assets in 1995 ($87 million after-tax charge) and postemployment benefits in 1994 ($7 million after-tax charge).
(5) The ratio of earnings to fixed charges has been computed using principally pretax earnings from continuing operations before the cumulative effect of a change in accounting principles and before deducting fixed charges. Fixed charges consist of interest cost and debt expense of continuing operations (including amounts capitalized) and one-third of rental expense relating to operating leases (which is that portion deemed to be interest). For the years ended December 31, 1996, 1995 and 1994, earnings were inadequate to cover fixed charges by $407 million, $36 million and $48 million, respectively, largely as a result of the $356 million, $93 million and $54 million provisions for write-down of assets and other matters.

                              DESCRIPTION OF NOTES

General

   The following description of the terms of the 7 3/4% Notes due September 1, 2009 (the "Notes") offered hereby supplements and modifies the description of the general terms and provisions of the Debt Securities set forth in the accompanying Prospectus, to which reference is hereby made. The Notes will be issued under the Indenture dated as of May 15, 1994 between Sunoco and Citibank, N.A., as Trustee (the "Senior Indenture"). The Notes will mature on September 1, 2009. The Notes will bear interest at the rate of 7 3/4% per annum from August 20, 1999 or from the most recent interest payment date to which interest has been paid or provided for, payable semiannually on March 1 and September 1, of each year, commencing on March 1, 2000 to the persons in whose names the Notes are registered at the close of business on February 15 or August 15, as the case may be, next preceding such interest payment date. Interest will be calculated on the basis of a 360-day year, consisting of twelve 30-day months. The Notes will be issued only in registered form without coupons in denominations of $1,000 and integral multiples thereof. Principal and interest will be payable, and the Notes will be transferable or exchangeable, at the office or agency of Sunoco maintained for such purposes in the Borough of Manhattan, the City of New York, provided that payment of interest on any Notes may, at the option of Sunoco, be made by check mailed to the registered holders thereof.

Optional Redemption

   The Notes will be redeemable in whole or in part, at our option at any time, at a redemption price equal to the greater of (1) 100% of the principal amount of such Notes to be redeemed or (2) the sum of the present values of the Remaining Scheduled Payments (as hereinafter defined) on such Notes, discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate (as hereinafter defined) plus 25 basis points plus accrued interest on the principal amount being redeemed to the redemption date.

   "Treasury Rate" means, with respect to any redemption date, the rate per annum equal to the semiannual equivalent yield to maturity of the Comparable Treasury Issue, assuming a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

   "Comparable Treasury Issue" means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the Notes to be redeemed that would be used, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Notes.

   "Independent Investment Banker" means one of the Reference Treasury Dealers appointed by the Trustee after consultation with us.

   "Comparable Treasury Price" means, with respect to any redemption date, (1) the arithmetic average of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) on the third business day before such redemption date, as published in the daily statistical release (or any successor release) by the Federal Reserve Bank of New York and designated "Composite 3:30 p.m. Quotations for U.S. Government Securities" or (2) if such release (or any successor release) is not available or does not contain such prices on such business day, the arithmetic average of the Reference Treasury Dealer Quotations for such redemption date.

   "Reference Treasury Dealer" means Credit Suisse First Boston Corporation and its successors; provided, however, that if Credit Suisse First Boston Corporation ceases to be a primary U.S. Government securities dealer in New York City (a "Primary Treasury Dealer"), the Company shall substitute therefor another Primary Treasury Dealer.

   "Reference Treasury Dealer Quotations" means, with respect to each Reference Treasury Dealer and any redemption date, the arithmetic average, as determined by the Trustee, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Trustee by such Reference Treasury Dealer by 5:00 p.m. on the third business day before such redemption date.

   "Remaining Scheduled Payments" means, the remaining scheduled payments of the principal of the Notes to be redeemed and interest thereon that would be due after the related redemption date but for such redemption, provided, however, that, if such redemption date is not an interest payment date, the amount of the next succeeding scheduled interest payment thereon will be reduced by the amount of interest accrued thereon to such redemption date.

   Notice of any redemption will be mailed at least 30 days but not more than 60 days before the redemption date to each holder of Notes to be redeemed.

   Unless we default in payment of the redemption price, on and after the redemption date interest will cease to accrue on the Notes or portions thereof called for redemption.

Defeasance

   The defeasance provisions of the Senior Indenture shall apply to the Notes.

Additional Notes

   The Notes will initially be limited to $200,000,000 aggregate principal amount. We may, without the consent of the holders of the Notes, create and issue additional notes ranking equally with the Notes in all respects so that such additional notes shall be consolidated and form a single series with the Notes and shall have the same terms as to status, redemption or otherwise as such Notes. No additional notes may be issued if an Event of Default has occurred with respect to the Notes.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in an underwriting agreement which consists of a terms agreement dated August 17, 1999 and the underwriting agreement basic provisions dated August 2, 1999, we have agreed to sell to the underwriters named below, for whom Credit Suisse First Boston Corporation is acting as a representative, the following principal amounts of the Notes:

                                                                    Principal
            Underwriters                                         Amount of Notes
            ------------                                         ---------------
      Credit Suisse First Boston Corporation ...................  $120,000,000
      Banc of America Securities LLC ...........................    20,000,000
      Lehman Brothers Inc. .....................................    20,000,000
      J.P. Morgan Securities Inc. ..............................    20,000,000
      Scotia Capital Markets (USA) Inc. ........................    20,000,000
                                                                  ------------
        Total ..................................................  $200,000,000
                                                                  ============

   The underwriting agreement provides that the underwriters are obligated to purchase all of the Notes if any are purchased. The underwriting agreement also provides that if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of Notes may be terminated.

   The underwriters propose to offer the Notes initially at the offering price on the cover page of this Prospectus Supplement and to selling group members at that price less a concession of 0.40% of the principal amount per Note. The underwriters and selling group members may allow a discount of 0.25% of such principal amount per Note on sales to certain other broker/dealers. After the initial public offering, the public offering price and concession and discount to broker/dealers may be changed by the representative.

   We estimate that our out-of-pocket expenses for this offering will be approximately $230,000.

   The Notes are a new issue of securities with no established trading market. One or more of the underwriters intends to make a secondary market for the Notes. However, they are not obligated to do so and may discontinue making a secondary market for the Notes at any time without notice. No assurance can be given as to how liquid the trading market for the Notes will be.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act or to contribute to payments which the underwriters may be required to make in respect thereof.

   The representative, on behalf of the underwriters, may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the Notes in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the Notes originally sold by such syndicate member are purchased in a stabilizing transaction or a syndicate covering transaction to cover syndicate short positions.

Such stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the Notes to be higher than it would otherwise be in the absence of such transactions. These transactions, if commenced, may be discontinued at any time.

   The underwriters and/or their affiliates have in the past and may in the future provide investment and commercial banking and other related services to Sunoco in the ordinary course of business for which the underwriters and/or their affiliates have received or may receive customary fees and reimbursement of their out-of-pocket expenses.

                          FORWARD-LOOKING INFORMATION

   Statements and financial discussion and analysis contained in this Prospectus Supplement and the accompanying Prospectus that are not historical facts are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements generally will be accompanied by words such as "anticipate," "believe," "estimate," "expect," "forecast," "intend," "possible," "potential," "predict," "project," or other similar words that convey the uncertainty of future events or outcomes. Although we believe these forward-looking statements are reasonable, they are based upon a number of assumptions concerning future conditions, any or all of which may ultimately prove to be inaccurate. Forward-looking statements involve a number of risks and uncertainties. The important factors that could cause actual results to differ materially from the forward-looking statements include, without limitation:

  .  changes in the reliability and efficiency of our operating facilities;

  . delays related to work on facilities and the issuance of applicable permits;

  . increased competition (including both pricing and expansion and retirement of refinery capacity in response to market conditions);

  .  changes in industry-wide refining margins;

  . volatility in the marketplace which may affect market supply and demand for our products;

  .  availability and pricing of oxygenates such as MTBE;

  .  variation in commodity prices and crude oil supply;

  . political and economic conditions in international markets in which we operate;

  . changes in the availability of debt and equity financing resulting in increased costs or reduced liquidity;

  .  risks related to labor relations;

  .  nonperformance by major customers;

  . general economic, financial and business conditions which could affect our financial condition and results of operations;

  . changes in applicable statutes and government regulations or their interpretations;

  .  claims of our noncompliance with statutory and regulatory requirements;

  .  changes in the status of litigation to which we are a party; and

  .  the potential effect of Year 2000 computer issues.

   The factors identified above are believed to be important factors (but not necessarily all of the important factors) that could cause actual results to differ materially from those expressed in any forward-looking statement made by us. Unpredictable or unknown factors not discussed herein could also have material adverse effects on forward-looking statements. All forward-looking statements included in this Prospectus Supplement and the accompanying Prospectus are expressly qualified in their entirety by the foregoing cautionary statements. We undertake no obligation to update publicly any forward-looking statement (or its associated cautionary language) whether as a result of new information or future events.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the Notes in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of Notes are effected. Accordingly, any resale of the Notes in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the Notes.

Representations of Purchasers

   Each purchaser of Notes in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that (1) such purchaser is entitled under applicable provincial securities laws to purchase such Notes without the benefit of a prospectus qualified under such securities laws, (2) where required by law, that such purchaser is purchasing as principal and not as agent, and (3) such purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action and Enforcement

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or such persons. All or a substantial portion of the assets of the issuer and such persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or such persons in Canada or to enforce a judgment obtained in Canadian courts against such issuer or persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of Notes to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission a report within ten days of the sale of any Notes acquired by such purchaser pursuant to this offering. Such report must be in the form attached to British Columbia Securities commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one such report must be filed in respect of Notes acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of Notes should consult their own legal and tax advisors with respect to the tax consequences of an investment in the Notes in their particular circumstances and with respect to the eligibility of the Notes for investment by the purchaser under relevant Canadian legislation.

PROSPECTUS

                                 $700,000,000

                                 SUNOCO, INC.

                                Debt Securities
                                 Common Stock
                                Preferred Stock
                                   Warrants

  We may offer from time to time (1) unsecured debt securities consisting of senior notes and debentures and subordinated notes and debentures; (2) shares of common stock; (3) shares of preferred stock, in one or more series, which may be converted into or exchanged for common stock or debt securities; and
(4) warrants to purchase debt securities, preferred stock, common stock or other securities.

  The aggregate initial offering price of the securities that we offer will not exceed $700,000,000. We will offer the securities in amounts, at prices and on terms to be determined by market conditions at the time of our offering.

  We will provide the specific terms of the securities in supplements to this Prospectus. You should read this Prospectus and the Prospectus Supplements carefully before you invest in the securities. This Prospectus may not be used to consummate sales of securities unless accompanied by a Prospectus Supplement.

                               ----------------

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                               ----------------


                The date of this Prospectus is August 11, 1999

                               TABLE OF CONTENTS

About this Prospectus.......................................................   3
Where You Can Find More Information.........................................   3
Incorporation of Certain Documents by Reference.............................   3
Sunoco......................................................................   4
Use of Proceeds.............................................................   4
Description of the Debt Securities..........................................   5
Description of the Equity Securities........................................  17
Description of the Warrants.................................................  20
Plan of Distribution........................................................  21
Legal Opinions..............................................................  22
Experts.....................................................................  22

                             ABOUT THIS PROSPECTUS

  This Prospectus is part of a registration statement that we filed with the Securities and Exchange Commission (the "SEC") utilizing a "shelf" registration process. Under this shelf process, we may sell different types of the securities described in this Prospectus in one or more offerings up to a total offering amount of $700,000,000. This Prospectus provides you with a general description of the securities we may offer. Each time we sell securities, we will provide a Prospectus Supplement that will contain specific information about the terms of that offering and the securities offered by us in that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. You should read both this Prospectus and any Prospectus Supplement together with the additional information described under the next heading.

                      WHERE YOU CAN FIND MORE INFORMATION

  We file annual, quarterly and other reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at our web site www.SunocoInc.com or at the SEC's web site www.sec.gov. You may also read and copy any document we file at the SEC's public reference rooms at:

  .  450 Fifth Street, NW, Washington, DC 20549;

  . Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661; and

  .  Seven World Trade Center, New York, New York, 10048.

Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

  The SEC allows us to "incorporate by reference" information into this Prospectus, which means that we can disclose important information to you by referring you to other documents we filed separately with the SEC. The information incorporated by reference is considered to be part of this Prospectus, and other information that we file later with the SEC will automatically update and may supersede this information. We incorporate by reference the documents listed below and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until our offering is completed.

  . Our Annual Report on Form 10-K for the fiscal year ended December 31, 1998, including any amendment(s) or report(s) filed for the purpose of updating such filing; and

  . Our Quarterly Reports on Form 10-Q for the quarters ended June 30, 1999 and March 31, 1999.

  You may request a copy of any of the documents that we incorporate by reference in this Prospectus, at no cost, by writing or telephoning us at the following address:

                                 Sunoco, Inc.
                              Investor Relations
                                Ten Penn Center
                              1801 Market Street
                     Philadelphia, Pennsylvania 19103-1699
                           Telephone: (215) 977-6440

  You should rely only on the information incorporated by reference or provided in this Prospectus or any Prospectus Supplement. We have not authorized anyone else to provide you with other information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this Prospectus or any Prospectus Supplement is accurate as of any date other than the date on the front of these documents.

                                    SUNOCO

  Our headquarters are at 1801 Market Street, Philadelphia, PA 19103-1699. Our telephone number is (215) 977-3000, and our Internet website address is www.SunocoInc.com.

  Sunoco, Inc. was incorporated in Pennsylvania in 1971. We or our predecessors have been active in the petroleum industry since 1886. As one of the largest independent refining and marketing companies in the United States, we operate five domestic refineries with a total of 730,000 barrels per day of crude oil processing capacity, market gasoline under the Sunoco(R) brand through more than 3,700 service stations in 17 states, sell lubricants and petrochemicals and operate domestic pipelines and terminals. We also manufacture coke at facilities in Virginia and Indiana, and produce coal from mines in Virginia.

  Our operations are organized into the following seven business units:

  . Sun Northeast Refining. Sun Northeast Refining manufactures gasoline, diesel fuel, home heating oil, jet fuel, residual fuel, chemical feedstocks and other petroleum products at refineries in Philadelphia and Marcus Hook, Pennsylvania. Sun Northeast Refining also supplies Sunoco Northeast Marketing and Sunoco Chemicals and sells to third-party customers.

  . Sunoco Northeast Marketing. Sunoco Northeast Marketing markets gasoline and other petroleum products in 12 Northeastern states through Sunoco(R) retail outlets, including APlus(R) convenience stores, which offer a broad range of merchandise, and Ultra Service Centers(R), which provide automotive diagnosis and repair.

  . Sunoco Chemicals. Sunoco Chemicals manufactures aromatics, olefins and derivatives at facilities in Philadelphia and Marcus Hook, Pennsylvania, and Brandenburg, Kentucky. These products are used as raw materials for fibers, plastics and specialties and are marketed primarily in North America, along with petrochemicals from the Toledo, Ohio refinery. Sunoco Chemicals has a one-third interest in a Texas plant that produces MTBE, an oxygenate additive used in reformulated gasoline.

  . Sun Lubricants. Sun Lubricants manufacturers base oils at facilities in Tulsa, Oklahoma, and Yabucoa, Puerto Rico, and either sells them to third parties or upgrades them into a broad line of paraffinic and aromatic lubricating and specialty oils--including Sunoco(R) and Kendall(R) brands--that are marketed worldwide. Sun Lubricants sells related fuels production to wholesale markets.

  . Sunoco MidAmerica Marketing & Refining. Sunoco MidAmerica Marketing & Refining is a regional petroleum marketer-refiner serving Ohio, Michigan, Indiana, Kentucky and West Virginia through Sunoco(R) retail outlets. Sunoco MidAmerica Marketing & Refining manufactures fuels and petrochemicals at Sunoco's refinery in Toledo, Ohio, where the unit is also headquartered.

  . Sunoco Logistics. Sunoco Logistics manages all of the company's transportation functions, including crude oil and product pipelines, product terminals and trucking, rail and tank car transport, and marine chartering. Sunoco Logistics acquires crude oil from domestic third-party leases and operates one of the largest crude oil import terminals in the United States--a 10-million-barrel facility in Nederland, Texas.

  . Sun Coke. Sun Coke makes high-quality coke, using environmentally superior cokemaking technology at plants in Vansant, Virginia, and East Chicago, Indiana. Sun Coke mines metallurgical coal in Virginia to supply the Vansant coke facility and for sale to third parties.

                                USE OF PROCEEDS

  Unless we specify otherwise in any Prospectus Supplement, the net proceeds (after the payment of offering expenses and underwriting discounts and commissions) from the sale of securities offered from time to time using this Prospectus will be used for general corporate purposes, which may include:

  .  paying or refinancing our indebtedness;

  .  funding working capital, capital expenditures or acquisitions;

  .  investing in or lending money to our subsidiaries; and

  .  repurchasing or redeeming our securities.

                      DESCRIPTION OF THE DEBT SECURITIES

  The unsecured debt securities (the "Debt Securities") will either rank as senior debt (the "Senior Debt Securities") or rank as subordinated debt (the "Subordinated Debt Securities"). They may be issued as convertible Debt Securities. The Senior Debt Securities will be issued under an Indenture dated as of May 15, 1994 (the "Senior Indenture") between Sunoco, Inc. (the "Company") and Citibank, N.A., as Trustee (the "Senior Trustee"). The Subordinated Debt Securities will be issued under an Indenture dated as of May 15, 1994 (the "Subordinated Indenture") between the Company and Bankers Trust Company, as Trustee (the "Subordinated Trustee"). The Senior Indenture and the Subordinated Indenture are sometimes hereinafter collectively referred to as the "Indentures." The Senior Trustee and the Subordinated Trustee are sometimes hereinafter collectively referred to as the "Trustees." References set forth in the following description of Debt Securities are to sections of both Indentures unless otherwise indicated. The following description summarizes certain general terms and provisions of the Debt Securities, is not complete and is qualified in its entirety by reference to all of the provisions of the Indentures, including the definitions therein of certain terms. Copies of the Indentures have been filed as exhibits to the Registration Statement. Capitalized terms used below but not defined have the meanings assigned in the Indentures. Further terms of the Debt Securities will be set forth in the Prospectus Supplement.

General

  The Debt Securities will be direct, unsecured obligations of the Company. The particular terms of the Debt Securities being offered (the "Offered Debt Securities"), any modifications of or additions to the general terms of the Debt Securities as described herein that may be applicable in the case of the Offered Debt Securities and any applicable Federal income tax considerations will be described in the Prospectus Supplement relating to the Offered Debt Securities, which may include the following:

    (1) the title of the Offered Debt Securities;

    (2) the aggregate principal amount of the Offered Debt Securities;

    (3) the date or dates on which or periods during which the Offered Debt Securities of a series may be issued, or the method by which such date or dates will be determined, on which the principal of (and premium, if any, on) such Offered Debt Securities will be payable;

    (4) the rate or rates at which the Offered Debt Securities will bear interest, if any, or the method by which such rate or rates shall be determined, the date or dates from which such interest, if any, shall accrue or the method by which such date or dates shall be determined, the interest payment dates on which such interest shall be payable and, in the case of Registered Securities, the regular record dates, if any, for the interest payable on such interest payment dates, and, in the case of floating rate securities, the notice, if any, to Holders regarding the determination of interest and the manner of giving such notice;

    (5) the place or places, if any, in addition to or instead of the corporate trust office of the applicable Trustee (in the case of Registered Securities) or the principal London office of the applicable Trustee (in the case of Bearer Securities), where the principal of (and premium, if any) and interest, if any, on the Offered Debt Securities shall be payable, the extent to which, or the manner in which, any interest payable on any Global Security on an interest payment date will be paid, and the manner in which any principal of, or premium, if any, on any Global Security on an interest payment date will be paid;

    (6) any mandatory or optional sinking fund or purchase fund or analogous provisions;

    (7) the period or periods within which, the price or prices at which, and the terms and conditions upon which the Offered Debt Securities of the series may be redeemed pursuant to any optional or mandatory redemption provisions;

    (8) any terms pursuant to which the Offered Debt Securities may be convertible into Debt Securities or Equity Securities;

    (9) if the Offered Debt Securities of the series are denominated or payable in a foreign currency, any other terms concerning the payment of principal of (and premium, if any) or any interest on the Offered Debt Securities (including the currency or currencies of payment thereof);

    (10) whether the Offered Debt Securities are to be issued in whole or in part in the form of one or more Global Securities and, if so, the depositary or any common depositary for such Global Securities, and if the Offered Debt Securities of the series are issuable only as Registered Securities;

    (11) the terms and conditions, if any, upon which any Global Securities may be exchanged in whole or in part for other definitive Offered Debt Securities;

    (12) if Bearer Securities are to be issued, (x) whether interest in respect of any portion of a temporary Offered Debt Security in global form (representing all of the Outstanding Bearer Securities of the series) payable in respect of any interest payment date prior to the exchange of such temporary Offered Debt Security for definitive Offered Debt Securities of the series shall be paid to any clearing organization with respect to the portion of such temporary Offered Debt Security held for its account and, in such event, the terms and conditions (including any certification requirements) upon which any such interest payment received by a clearing organization will be credited to the Persons entitled to interest payable on such interest payment date, and (y) the terms upon which interests in such temporary Offered Debt Security in global form may be exchanged for interests in a permanent Global Security or for definitive Offered Debt Securities of the series and the terms upon which interests in a permanent Global Security, if any, may be exchanged for definitive Offered Debt Securities of the series;

    (13) any index used to determine the amount of payment of principal or any premium or interest, if any, on the Offered Debt Securities;

    (14) the application, if any, of the defeasance provisions to the Offered Debt Securities;

    (15) whether the Offered Debt Securities of the series are to be issued as original issue discount securities ("Discount Securities") and the amount of discount at which such Offered Debt Securities may be issued and, if other than the principal amount thereof, the portion of the principal amount of the Offered Debt Securities of the series which shall be payable upon declaration of acceleration of the Maturity thereof upon an Event of Default;

    (16) whether Offered Debt Securities of the series are to be issued as Registered Securities or Bearer Securities or both, and if Bearer Securities are issued, whether any interest coupons appertaining thereto ("Coupons") will be attached thereto, whether Bearer Securities of the series may be exchanged for Registered Securities of the series and the circumstances under which and the place or places at which any such exchanges, if permitted, may be made;

    (17) whether provisions for payment of additional amounts or tax redemptions shall apply and, if such provisions shall apply, such provisions; and, if Bearer Securities of the series are to be issued, the applicable procedures and certificates relating to the exchange of temporary Global Securities for definitive Bearer Securities;

    (18) if other than U.S. dollars, the currency, currencies or currency units (the term "currency" as used herein will include currency units) in which the Offered Debt Securities of the series shall be denominated or in which payment of the principal of (and premium, if any) and interest on the Offered Debt Securities of the series may be made, and the particular provisions applicable thereto;

    (19) if the principal of (and premium, if any) or interest on Offered Debt Securities of the series are to be payable, at the election of the Company or a Holder thereof, in a currency other than that in which the Offered Debt Securities are denominated or payable without such election, in addition to or in lieu of the applicable provisions of the Indentures, the period or periods within which and the terms and conditions upon which, such election may be made and the time and the manner of determining the exchange rate or rates between the currency or currencies in which the Offered Debt Securities are denominated or payable without such election and the currency or currencies in which the Offered Debt Securities are to be paid if such election is made;

    (20) the date as of which any Offered Debt Securities of the series shall be dated; and

    (21) any other terms of the Offered Debt Securities.

  The Indentures do not limit the aggregate principal amount of Debt Securities which may be issued thereunder. The Debt Securities may be issued from time to time in one or more series as authorized from time to time by the Board of Directors of the Company or by any duly authorized officer. (Section 3.01)

  In the event that Discount Securities are issued, the Federal income tax consequences and other special considerations applicable to such Discount Securities will be described in the Prospectus Supplement relating thereto.

  All of the Debt Securities of a series need not be issued at the same time, and may vary as to interest rate, maturity and other provisions and unless otherwise provided, a series may be reopened for issuance of additional Debt Securities of such series. (Section 3.01)

  The Offered Debt Securities of any series may be issued in definitive form or, if so indicated in the Prospectus Supplement, may be represented in whole or in part by a global security or securities ("Global Securities"), registered in the name of a depositary designated by the Company. Each Debt Security represented by a Global Security is referred to herein as a "Book-Entry Security." Except with respect to Book-Entry Securities, Debt Securities may be presented for exchange or registration of transfer, in the manner, at the places and subject to the restrictions set forth in the Debt Securities and the Prospectus Supplement.

Senior Debt Securities

  Senior Debt Securities will rank equally with all other unsecured debt of the Company other than Subordinated Debt Securities or other indebtedness which is by its terms subordinated to the Senior Debt Securities.

Subordinated Debt Securities

  Subordinated Debt Securities will be subordinate and junior in the right of payment, to the extent and in the manner set forth in the Subordinated Indenture, to all present or future Senior Indebtedness. "Senior Indebtedness" is defined as (a) indebtedness of the Company for money borrowed and (b) renewals, extensions, and modifications of such indebtedness, unless in any case it is provided that the particular indebtedness, renewal, extension or modification is not Senior Indebtedness. (Subordinated Indenture Section 1.01) If this Prospectus is being delivered in connection with the offering of a series of Subordinated Debt Securities, the accompanying Prospectus Supplement or the information incorporated therein by reference will set forth the approximate amount of Senior Indebtedness outstanding as of a recent date.

  Upon any distribution of assets of the Company upon the dissolution, winding up, liquidation or reorganization of the Company, the payment of the principal of and premium, if any, and interest on the Subordinated Debt Securities will be subordinated to the extent provided in the Subordinated Indenture in right of payment to the prior payment in full of all Senior Indebtedness, including Senior Debt Securities (Sections 16.01 and 16.02 of the Subordinated Indenture), but the obligation of the Company to make payment of principal and premium, if any, or interest on the Subordinated Debt Securities will not otherwise be affected. (Section 16.02 of the Subordinated Indenture) In the event that any payment on account of principal, premium, if any, sinking fund or interest made by the Company on the Subordinated Debt Securities at any time when there is a default in the payment of principal, premium, if any, sinking fund or interest on Senior Indebtedness is received by the Trustee under the Subordinated Indenture or the Holders of any of the Subordinated Debt Securities before all Senior Indebtedness is paid in full, such payment or distribution shall be paid over to the holders of such Senior Indebtedness or on their behalf for application to the payment of all such Senior Indebtedness remaining unpaid until all such Senior Indebtedness shall have been paid in full, after giving effect to any concurrent payment or distribution to the holders of such Senior Indebtedness. Subject to payment in full of Senior

Indebtedness, the Holders of the Subordinated Debt Securities will be subrogated to the rights of the holders of the Senior Indebtedness to the extent of payments made to the holders of such Senior Indebtedness out of the distributive share of the Subordinated Debt Securities. (Section 16.02 of the Subordinated Indenture)

  By reason of such subordination, in the event of a distribution of assets upon insolvency, certain general creditors of the Company may recover more, ratably, than Holders of the Subordinated Debt Securities. The Subordinated Indenture provides that the subordination provisions thereof shall not apply to money and securities held in trusts pursuant to the satisfaction and discharge and the legal defeasance provisions of the Subordinated Indenture. (Sections 4.02 and 15.02 of the Subordinated Indenture)

Convertible Debt Securities

  Debt Securities issued under either the Senior Indenture or the Subordinated Indenture may provide for a right of conversion into Equity Securities. The terms and conditions, if any, on which the Debt Securities being offered are convertible into Equity Securities will be set forth in the Prospectus Supplement relating thereto. Such terms will include the Equity Securities into which such Debt Securities are convertible, the conversion price, the conversion period, provisions as to whether conversion will be at the option of the Holder or the Company, the events requiring an adjustment of the conversion price and provisions affecting conversion in the event of the redemption of such Debt Securities.

Denominations, Registration and Transfer

  Unless otherwise specified in the Prospectus Supplement, the Offered Debt Securities of any series shall be issuable only as Registered Securities in denominations of $1,000 and any integral multiple thereof and shall be payable only in U.S. dollars. (Section 3.02) The Indentures also provide that Debt Securities of a series may be issuable in global form. See "Global Securities." Unless otherwise indicated in the Prospectus Supplement, Bearer Securities will have Coupons attached. (Section 2.01)

  Registered Securities of any series will be exchangeable for other Registered Securities of the same series of like principal amount and of like Stated Maturity and with like terms and conditions. If so provided in the Prospectus Supplement, at the option of the Holder thereof, to the extent permitted by law, any Bearer Security of any series which by its terms is registrable as to principal and interest may be exchanged for a Registered Security of such series of like aggregate principal amount and of a like Stated Maturity and with like terms and conditions, upon surrender of such Bearer Security at the corporate trust office of the applicable Trustee or at any other office or agency of the Company designated for the purpose of making any such exchanges. Subject to certain exceptions, any Bearer Security issued with Coupons surrendered for exchange must be surrendered with all unmatured Coupons and any matured Coupons in default attached thereto. (Section 3.05)

  Notwithstanding the foregoing, the exchange of Bearer Securities for Registered Securities will be subject to the provisions of United States income tax laws and regulations applicable to Debt Securities in effect at the time of such exchange. (Section 3.05)

  Except as specified in the Prospectus Supplement, in no event may Registered Securities, including Registered Securities received in exchange for Bearer Securities, be exchanged for Bearer Securities. (Section 3.05)

  Upon surrender for registration of transfer of any Registered Security of any series at the office or agency of the Company maintained for such purpose, the Company shall deliver, in the name of the designated transferee, one or more new Registered Securities of the same series of like aggregate principal amount of such denominations as are authorized for Registered Securities of such series and of a like Stated Maturity and with the same terms and conditions. No service charge will be made for any transfer or exchange of Debt Securities, but the Company may require payment of a sum sufficient to cover any tax or other governmental charge payable in connection therewith. (Section 3.05)

  The Company shall not be required (i) to register, transfer or exchange Debt Securities of any series during a period beginning at the opening of 15 business days before the day of the transmission of a notice of redemption of Debt Securities of such series selected for redemption and ending at the close of business on the day of such transmission, or (ii) to register, transfer or exchange any Debt Security so selected for redemption in whole or in part, except the unredeemed portion of any Debt Security being redeemed in part. (Section 3.05)

Global Securities

  The Debt Securities of a series may be issued in whole or in part in global form that will be deposited with, or on behalf of, a depositary identified in the Prospectus Supplement. Global Securities may be issued in either registered or bearer form and in either temporary or permanent form (each a "Global Security"). Payments of principal of (premium, if any) and interest on Debt Securities represented by a Global Security will be made by the Company to the applicable Trustee and then by such Trustee to the depositary.

  The Company anticipates that any Global Securities will be deposited with, or on behalf of, The Depository Trust Company, New York, New York ("DTC"), that such Global Securities will be registered in the name of DTC's nominee, and that the following provisions will apply to the depositary arrangements with respect to any such Global Securities. Additional or differing terms of the depositary arrangements will be described in the Prospectus Supplement relating to a particular series of Debt Securities issued in the form of Global Securities.

  So long as DTC or its nominee is the registered owner of a Global Security, DTC or its nominee, as the case may be, will be considered the sole Holder of the Debt Securities represented by such Global Security for all purposes under the applicable Indenture. Except as provided below, owners of beneficial interests in a Global Security will not be entitled to have Debt Securities represented by such Global Security registered in their names, will not receive or be entitled to receive physical delivery of Debt Securities in certificated form and will not be considered the owners or Holders thereof under the applicable Indenture. The laws of some states require that certain purchasers of securities take physical delivery of such securities in certificated form; accordingly, such laws may limit the transferability of beneficial interests in a Global Security.

  If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Securities. In addition, the Company may at any time, and in its sole discretion, determine not to have any Debt Securities represented by one or more Global Securities and, in such event, will issue individual Debt Securities in certificated form in exchange for the relevant Global Securities. If Registered Securities of any series shall have been issued in the form of one or more Global Securities and, if an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing, the Company will issue individual Debt Securities in certificated form in exchange for the relevant Global Securities.

  The following is based on information furnished by DTC:

  DTC may act as securities depositary for certain of the Debt Securities. The Debt Securities for which DTC acts as depositary will be issued as Registered Securities registered in the name of Cede & Co. (DTC's partnership nominee). One fully registered Debt Security certificate is issued with respect to each $150 million of principal amount of the Debt Securities of a series, and an additional certificate will be issued with respect to any remaining principal amount of such series.

  DTC is a limited-purpose trust company organized under the Banking Law of the State of New York, a "banking organization" within the meaning of the Banking Law of the State of New York, a member of the Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code, and a "clearing agency" registered pursuant to the provisions of Section 17A of the Exchange Act. DTC holds securities that its participants ("Participants") deposit with DTC. DTC also facilitates the settlement among Participants of securities transactions, such as transfers and pledges, in deposited securities through electronic computerized book-entry changes in Participants' accounts, thereby eliminating the need for physical movement of securities certificates. Direct Participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations ("Direct Participants"). DTC is owned by a number of its Direct Participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks and trust companies that clear through or maintain a custodial relationship with a Direct Participant, either directly or indirectly ("Indirect Participants"). The rules applicable to DTC and its Participants are on file with the SEC.

  Purchase of Debt Securities under the DTC system must be made by or through Direct Participants, which will receive a credit for the Debt Securities on DTC's records. The ownership interest of each actual purchaser of each Debt Security ("Beneficial Owner") is in turn recorded on the Direct and Indirect Participants' records. A Beneficial Owner does not receive written confirmation from DTC of its purchase, but such Beneficial Owner is expected to receive written confirmation providing details of the transaction, as well as periodic statements of its holdings, from the Direct or Indirect Participant through which such Beneficial Owner entered into the transaction. Transfers of ownership interests in Debt Securities are accomplished by entries made on the books of Participants acting on behalf of Beneficial Owners. Beneficial Owners do not receive certificates representing their ownership interests in Debt Securities, except in the event that use of the book-entry system for the Debt Securities is discontinued.

  To facilitate subsequent transfers, the Debt Securities are registered in the name of DTC's partnership nominee, Cede & Co. The deposit of the Debt Securities with DTC and their registration in the name of Cede & Co., effects no change in beneficial ownership. DTC has no knowledge of the actual Beneficial Owners of the Debt Securities; DTC records reflect only the identity of the Direct Participants to whose accounts Debt Securities are credited, which may or may not be the Beneficial Owners. The Participants remain responsible for keeping account of their holdings on behalf of their customers.

  Delivery of notices and other communications by DTC to Direct Participants, by Direct Participants to Indirect Participants, and by Direct Participants and Indirect Participants to Beneficial Owners is governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time.

  Neither DTC nor Cede & Co. will consent or vote with respect to the Debt Securities. Under its usual procedures, DTC mails a proxy (an "Omnibus Proxy") to the issuer as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.'s consenting or voting rights to those Direct Participants to whose accounts the Debt Securities are credited on the record date (identified on a list attached to the Omnibus Proxy).

  Principal and interest payments on the Debt Securities for which DTC acts as depositary will be made to DTC. DTC's practice is to credit Direct Participants' accounts on the payment date in accordance with their respective holdings as shown on DTC's records unless DTC has reason to believe that it will not receive payment on the payment date. Payments by Participants to Beneficial Owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in "street name," and will be the responsibility of such Participant and not of DTC, the Paying Agent or the Company, subject to any statutory or regulatory requirements as may be in effect from time to time. Payment of principal and interest to DTC is the responsibility of the Company or the Paying Agent, disbursement of such payments to Direct Participants is the responsibility of DTC, and disbursement of such payments to the Beneficial Owners is the responsibility of Direct and Indirect Participants.

  DTC may discontinue providing its services as securities depositary with respect to the Debt Securities at any time by giving reasonable notice to the Company or the Paying Agent. Under such circumstances, in the event that a successor securities depositary is not appointed by the Company within 90 days, the Company will issue individual Debt Securities in certificated form in exchange for the Global Securities.

  The Company may decide to discontinue use of the system of book-entry transfers through DTC (or a successor securities depositary). In that event, the Company will issue individual Debt Securities in certificated form in exchange for the Global Securities.

  The information in this section concerning DTC and DTC's book-entry system has been obtained from sources (including DTC) that the Company believes to be reliable, but the Company takes no responsibility for the accuracy thereof.

  Unless stated otherwise in the Prospectus Supplement, the underwriters or agents with respect to a series of Debt Securities issued as Global Securities will be Direct Participants in DTC.

  None of the Company, any underwriter or agent, the applicable Trustee or any applicable Paying Agent will have the responsibility or liability for any aspect of the records relating to or payments made on account of beneficial interests in a Global Security, or for maintaining, supervising or reviewing any records relating to such beneficial interests.

Certain Restrictive Covenants in the Senior Indenture

 Limitations on Liens

  Nothing in either Indenture or the Debt Securities in any way restricts or prevents the Company or any Subsidiary from incurring any indebtedness. However, the Senior Indenture provides that neither the Company nor any Restricted Domestic Subsidiary will issue, assume or guarantee any notes, bonds, debentures or other similar evidences of indebtedness for money borrowed ("Debt") secured by mortgage, lien, pledge or other encumbrance upon any Restricted Property without effectively providing that the Senior Debt Securities of all series (excluding any series of Debt Securities with respect to which the property securing such Debt is not Restricted Property, but including, if the Company so determines, any other indebtedness or obligation then existing or thereafter created, ranking equally with the Senior Debt Securities of all series) shall be secured equally and ratably with (or prior
to) such Debt so long as such Debt shall be so secured. This restriction does not, however, apply to (a) mortgages, liens, pledges or other encumbrances ("Mortgages") on property to secure all or part of the cost of exploration, drilling or development thereof or all or part of the cost of altering or repairing equipment used in connection therewith or the cost of improvement of property which, in the opinion of the Board of Directors, is substantially unimproved for the use intended by the Company or to secure Debt incurred to provide funds for any such purpose; (b) Mortgages which secure only indebtedness owing by a Subsidiary to the Company, or to one or more Subsidiaries, or to the Company and one or more Subsidiaries; (c) Mortgages on the property of any corporation existing at the time such corporation becomes a Subsidiary; (d) Mortgages on any property to secure Debt or other indebtedness incurred in connection with the construction, installation or financing of pollution control or abatement facilities or other forms of industrial revenue bond financing or Debt issued or guaranteed by the United States, any State or any department, agency or instrumentality of either; and
(e) any extension, renewal or replacement of any Mortgage referred to in the foregoing clauses (a) through (d) or, with respect to the Debt Securities of any series, of any Mortgage existing on the date Debt Securities of such series are first issued. Notwithstanding the foregoing, the Company and any one or more Restricted Domestic Subsidiaries may, without securing the Senior Debt Securities of all series, issue, assume or guarantee Debt secured by Mortgages which would otherwise be subject to the foregoing restrictions in an aggregate principal amount which, together with all other such Debt of the Company and its Restricted Domestic Subsidiaries, and the aggregate value of sale and lease-back transactions which would otherwise be subject to the restrictions described under "Limitation on Sale and Lease-Back Transactions," does not at the time such Debt is incurred exceed five percent (5%) of the Stockholders' Equity in the Company and its consolidated subsidiary companies as shown in the audited consolidated balance sheet contained in the latest Annual Report to Shareholders. The following types of transactions, among others, are not deemed to create Debt secured by Mortgages: (1) the sale or other transfer of crude oil, natural gas or other petroleum hydrocarbons in place for a period of time until, or in an amount such that, the transferee will realize therefrom a specified amount (however determined) of money or such crude oil, natural gas or other petroleum hydrocarbons, or the sale or other transfer of any other interest in property of the character commonly referred to as a production payment or overriding royalty, and (2) Mortgages required by any contract or statute in order to permit the Company or a Subsidiary to perform any contract or subcontract made by it with or at the request of the United States, any State or any department, agency or instrumentality of either, or to secure partial, progress, advance or other payments to the Company or any Subsidiary by such governmental unit pursuant to the provisions of any contract or statute. (Senior Indenture Section 12.07)

  The Senior Indenture contains no limitations on Mortgages on property presently owned which is not Restricted Property or, with respect to any series of Debt Securities, property acquired or constructed after the date Debt Securities of such series are first issued (the "Series Issuance Date"). The term Restricted Property is defined in the Senior Indenture separately with respect to each series of Debt Securities to mean any property interest owned by the Company or a Subsidiary on the Series Issuance Date in land located in the continental United States and then classified by such owner as productive of crude oil, natural gas or other petroleum hydrocarbons in paying quantities, any refining plant or manufacturing plant owned by the Company or a Subsidiary on the Series Issuance Date and located in the continental United States (except related facilities which in the opinion of the Board of Directors are transportation or marketing facilities, and a refining plant or manufacturing plant which in the opinion of the Board of Directors is not a principal plant of the Company and its Subsidiaries) and any shares of capital stock, partnership interests or indebtedness of a Restricted Domestic Subsidiary. The term Restricted Property with respect to any series of Debt Securities does not include future additions or improvements to or replacements of all or any part of any refining or manufacturing plant owned on the Series Issuance Date. The term Restricted Domestic Subsidiary is defined in the Indenture to mean any Subsidiary of the Company (other than Sun Ship, Inc.) which owns Restricted Property except a Subsidiary substantially all the real property, plants and equipment of which are located outside the continental United States, a Subsidiary the assets of which constitute less than five percent (5%) of the assets of the Company and its consolidated subsidiaries, and a Subsidiary the major part of the business of which consists of finance, banking, credit, leasing, real estate, financial services or other similar operations, coal operations, or any combination thereof. The term Subsidiary is defined in the Senior Indenture to include any corporation more than 50% of the outstanding voting stock of which is owned directly or indirectly by the Company or by one or more Subsidiaries thereof, or by the Company and one or more Subsidiaries. For purposes of this definition, "voting stock" means stock which ordinarily has voting power for the election of directors whether at all times or only so long as no senior class of stock has such voting power by reason of any contingency. (Senior Indenture Section 1.01)

 Limitation on Sale and Lease-Back Transactions

  The Senior Indenture provides that neither the Company nor any Restricted Domestic Subsidiary will enter into any arrangement with any person providing for the leasing of any Restricted Property which has been or is to be sold or transferred by the Company or such Restricted Domestic Subsidiary to such person or to any other person to which funds have been or are to be advanced by such person on the security of the leased property to the Company or a Restricted Domestic Subsidiary for a period of more than three years unless either (a) the Company or such Restricted Domestic Subsidiary would be entitled, pursuant to the above provisions, to incur Debt in a principal amount equal to or exceeding the value of such sale and lease-back transactions secured by a Mortgage on the property to be leased without equally and ratably securing all series of the Senior Debt Securities with respect to which such property is Restricted Property, or (b) the Company during or immediately after the expiration of four months after the effective date of such transaction applies to the voluntary retirement of its funded debt an amount (less certain credits set forth in the Indenture) equal to the greater of the net proceeds of the sale or transfer of the property leased in such transaction or the fair value in the opinion of the Board of Directors of the property at the time of entering into such transaction. (Senior Indenture
Section 12.08)

  The Senior Indenture contains no limitations on the sale and lease-back of any property presently owned which is not Restricted Property or, with respect to any series of Debt Securities, property acquired or constructed after the Series Issuance Date.

Waiver of Compliance with Covenants

  The Company may omit in any particular instance to comply with certain covenants in the Indentures (including, if so specified in the Prospectus Supplement, any covenant not set forth in the Indentures but specified in the Prospectus Supplement to be applicable to the Debt Securities of any series, except as otherwise provided in the Prospectus Supplement, and in the case of the Senior Indenture, the covenants relating to the limitation on liens and the limitation on sale and lease-back transactions) with respect to the Debt Securities of any series if before the time for such compliance the Holders of at least a majority in principal amount of the Outstanding Debt Securities of such series either waive such compliance in such instance or generally waive compliance with such provisions, but no such waiver may extend to or affect any term, provision or condition except to the extent expressly so waived, and, until such waiver becomes effective, the obligations of the Company and the duties of the applicable Trustee in respect of any such provision will remain in full force and effect. (Senior Indenture Section 12.09 and Subordinated Indenture Section 12.07)

Events of Default

  The following are Events of Default under each Indenture with respect to Debt Securities of any series issued thereunder: (a) failure to pay principal of or any premium on any Debt Security of that series when due; (b) failure to pay any interest on any Debt Security of that series when due, continued for 30 days; (c) failure to perform any other covenant of the Company in the Indenture (other than a covenant included in the Indenture solely for the benefit of series of Debt Securities other than that series), continued for 90 days after there has been given to the Company by the applicable Trustee or to the Company and the applicable Trustee by the Holders of at least 25% in principal amount of the Outstanding Debt Securities of such series, a written notice specifying such default or breach and requiring it to be remedied; (d) acceleration of Debt Securities of another series or any other indebtedness for borrowed money of the Company, in an aggregate principal amount exceeding $10,000,000 under the terms of the instrument or instruments under which such indebtedness is issued or secured, if such acceleration is not annulled within 30 days after written notice as provided in the Indenture; (e) certain events in bankruptcy, insolvency or reorganization involving the Company; and (f) any other Event of Default provided with respect to Debt Securities of the series. (Section 5.01)

  If an Event of Default with respect to Debt Securities of any series at the time Outstanding occurs and is continuing, either the Trustee or the Holders of at least 25% in aggregate principal amount of the Outstanding Debt Securities of that series may declare the principal amount (or, if the Debt Securities of that series are Discount Securities, such portion of the principal amount as may be specified in the terms of that series) of all the Debt Securities of that series to be due and payable immediately. At any time after a declaration of acceleration with respect to Debt Securities of any series has been made, but before a judgment or decree based on acceleration has been obtained, the Holders of a majority in aggregate principal amount of Outstanding Debt Securities of that series may, under certain circumstances, rescind and annul such acceleration. (Section 5.02)

  Each Indenture provides that, subject to the duty of the applicable Trustee during a default to act with the required standard of care, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request or direction of any of the Holders unless such holders shall have offered to the Trustee reasonable indemnity. (Section 6.03) Subject to such provisions for the indemnification of the Trustee, the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of any series will have the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee, or exercising any trust or power conferred on the Trustee, with respect to the Debt Securities of that series. (Section 5.12)

  Each Indenture requires the Company to furnish to the applicable Trustee annually a statement as to the performance by the Company of certain of its obligations under such Indenture and as to any default in such performance. (Section 12.02)

Modification and Waiver

  Modifications and amendments of either Indenture may be made by the Company and the Trustee with the consent of the Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series affected by such modifications or amendments; provided, however, that no such modification or amendment may, without the consent of the Holder of each Outstanding Debt Security affected thereby, (a) change the stated maturity date of the principal of, or any installment of principal of, or premium or interest, if any, on any Debt Security; (b) reduce the principal amount of or premium or interest, if any, on any Debt Security; (c) reduce the amount of principal of a Discount Security payable upon acceleration of the maturity thereof; (d) change the currency of payment of principal of or premium or interest, if any, on any Debt Security; (e) impair the right to institute suit for the enforcement of any payment on or with respect to any Debt Security; (f) reduce the percentage in principal amount of Outstanding Debt Securities of any series, the consent of whose Holders is required for modification or amendment of such Indenture or for waiver of compliance with certain provisions of the Indenture or for waiver of certain defaults; or (g) limit any obligation of the Company to maintain a paying agency outside the United States pursuant to
Section 12.03. (Section 11.02)

  The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive, insofar as that series is concerned, compliance by the Company with certain restrictive provisions of the applicable Indenture. (Senior Indenture Section 12.09 and Subordinated Indenture Section 12.07) The Holders of a majority in aggregate principal amount of the Outstanding Debt Securities of each series may, on behalf of all Holders of Debt Securities of that series, waive any past default under the Indenture with respect to Debt Securities of that series, except (i) a default in the payment of principal or of premium or interest, if any, or (ii) in respect of a covenant or provision of the applicable Indenture which cannot be modified or amended without the consent of the Holder of each Outstanding Debt Security of such series affected. (Section 5.13)

Discharge, Legal Defeasance and Covenant Defeasance

  The applicable Indenture with respect to the Debt Securities of any series may be discharged, subject to certain terms and conditions, when (1) either
(A) all Debt Securities and the Coupons, if any, of such series have been delivered to the applicable Trustee for cancellation, or (B) all Debt Securities and the Coupons, if any, of such series not theretofore delivered to the applicable Trustee for cancellation (i) have become due and payable,
(ii) will become due and payable at their Stated Maturity within one year or
(iii) are to be called for redemption within one year under arrangements satisfactory to the applicable Trustee for the giving of notice by the applicable Trustee, and the Company, in the case of (i), (ii) or (iii) of subclause (B) has, subject to certain limited exceptions set forth in the Indentures, irrevocably deposited or caused to be deposited with the applicable Trustee as trust funds in trust for such purpose an amount in the currency in which such Debt Securities are denominated sufficient to pay and discharge the entire indebtedness on such Debt Securities for principal (and premium, if any) and interest to the date of such deposit (in the case of Debt Securities which have become due and payable) or to the Stated Maturity or Redemption Date, as the case may be; provided, however, in the event a petition for relief under the applicable Federal or state bankruptcy, insolvency or other similar law is filed with respect to the Company within 91 days after the deposit and the applicable Trustee is required to return the deposited money to the Company, the obligations of the Company under the applicable Indenture with respect to such Debt Securities will not be deemed terminated or discharged; (2) the Company has paid or caused to be paid all other sums payable under the applicable Indenture by the Company and (3) the Company has delivered to the applicable Trustee an officers' certificate and an opinion of counsel each stating that all conditions precedent therein provided relating to the satisfaction and discharge of the applicable Indenture with respect to such series have been complied with. (Section 4.01)

  If provision is made for the defeasance of Debt Securities of a series, and if the Debt Securities of such series are Registered Securities and denominated and payable only in U.S. Dollars, then the following defeasance provisions of each Indenture shall apply to such series of Debt Securities except as otherwise specified in the Prospectus Supplement for such series. (Section 15.01)

  At the Company's option, either (a) the Company shall be deemed to have been discharged from its obligations with respect to Debt Securities of any series ("legal defeasance option") or (b) the Company shall cease to be under any obligation to comply with certain provisions of the Indentures relating to mergers and consolidations of the Company, and, in the case of the Senior Indenture, the provisions relating to limitations on liens and sale and lease-back transactions, with respect to Debt Securities of any series (and, if so specified, any other obligation of the Company or restrictive covenant added for the benefit of such series) ("covenant defeasance option") at any time after the applicable conditions set forth below have been satisfied: (1) the Company shall have deposited or caused to be deposited irrevocably with the applicable Trustee as trust funds held in trust, specifically pledged as security for, and dedicated solely to, the benefit of the Holders of the Debt Securities of such series (i) money in an amount, (ii) U.S. Government Obligations which through the payment of interest and principal in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment, money in an amount or (iii) a combination of (i) and (ii) sufficient, in the opinion (with respect to (i) and (ii)) of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the applicable Trustee, to pay and discharge each installment of principal (including any mandatory sinking fund payments) of and premium, if any, and interest on, the Outstanding Debt Securities of such series on the dates such installments of interest or principal and premium are due; (2) such deposit shall not cause the applicable Trustee with respect to Debt Securities of that series to have a conflicting interest with respect to the Debt Securities of any series; (3) such deposit will not result in a breach or violation of, or constitute a default under, the applicable Indenture or any other agreement or instrument to which the Company is a party or by which it is bound; (4) if the Debt Securities of such series are then listed on any national securities exchange, the Company shall have delivered to the applicable Trustee an opinion of counsel or a letter or other document from such exchange to the effect that Company's exercise of its defeasance option would not cause such Debt Securities to be delisted; (5) no Event of Default or event (including such deposit) which, with the giving of notice or lapse of time, or both, would become an Event of Default with respect to the Debt Securities of such series shall have occurred and be continuing on the date of such deposit and, with respect to the legal defeasance option only, no Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after such date; and (6) the Company shall have delivered to the applicable Trustee an opinion of counsel or a ruling of the Internal Revenue Service to the effect that the Holders of the Debt Securities of such series will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance or Discharge. Notwithstanding the foregoing, if the Company exercises its covenant defeasance option and an Event of Default under the provisions of the Indentures relating to certain events of bankruptcy or insolvency or event which with the giving of notice or lapse of time, or both, would become an Event of Default under such bankruptcy or insolvency provisions shall have occurred and be continuing on the 91st day after the date of such deposit, the defeased covenant obligations will be reinstated. (Section 15.02)

  Defeasance provisions, if any, for Debt Securities denominated in a foreign currency or currencies or for Bearer Securities may be specified in the Prospectus Supplement. (Section 15.01)

Payment and Paying Agents

  If Debt Securities of a series are issuable only as Registered Securities, the Company will maintain in each Place of Payment for such series an office or agency where Debt Securities of that series may be presented or surrendered for payment, where Debt Securities of that series may be surrendered for registration of transfer or exchange, where Debt Securities of that series which are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. If Debt Securities of a series are issuable as Bearer Securities, the Company will maintain (a) in the Borough of Manhattan, The City and State of New York, an office or agency where any Registered Securities of that series may be presented or surrendered for payment, where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange, where Debt Securities of that series which are convertible may be surrendered for conversion, where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served and where Bearer Securities of that series and related Coupons may be presented or surrendered for payment in the circumstances described in the following paragraph (and not otherwise), (b), subject to any laws or regulations applicable thereto, in a Place of Payment for that series which is located outside the United States, an office or agency where Debt Securities of that series and related Coupons may be presented and surrendered for payment (including payment of any additional amounts payable on Debt Securities of that series, if so provided in such series); provided, however, that if the Debt Securities of that series are listed on The Stock Exchange of the United Kingdom and the Republic of Ireland, the Luxembourg Stock Exchange or any other stock exchange located outside the United States and such stock exchange shall so require, the Company will maintain a Paying Agent for the Debt Securities of that series in London, Luxembourg or any other required city located outside the United States, as the case may be, so long as the Debt Securities of that series are listed on such exchange, and (c) subject to any laws or regulations applicable thereto, in a Place of Payment for that series located outside the United States an office or agency where any Registered Securities of that series may be surrendered for registration of transfer, where Debt Securities of that series may be surrendered for exchange, where Debt Securities of that series which are convertible may be surrendered for conversion and where notices and demands to or upon the Company in respect of the Debt Securities of that series and the applicable Indenture may be served. The Company will give prompt written notice to the applicable Trustee of the location and any change in location of such office or agency.

  No payment of principal, premium or interest on Bearer Securities shall be made at any office or agency of the Company in the United States or by check mailed to any address in the United States or by transfer to an account maintained with a bank located in the United States; provided, however, that, if the Debt Securities of a series are denominated and payable in U.S. dollars, payment of principal of and any premium and interest on Debt Securities of such series, if so provided in the Prospectus Supplement shall be made at the office of the Company's Paying Agent in the Borough of Manhattan, the City and State of New York, if (but only if) payment in U.S. dollars of the full amount of such principal, premium, interest or additional amounts, as the case may be, at all offices or agencies outside the United States maintained for the purpose by the Company in accordance with the applicable Indenture is illegal or effectively precluded by exchange controls or other similar restrictions. (Section 12.03)

Consolidation, Merger and Sale

  Nothing contained in either Indenture or any of the Debt Securities prevents any consolidation or merger of the Company with or into any other corporation or corporations or any sale or conveyance of all or substantially all the property of the Company to any other corporation, provided that upon any such consolidation, merger, sale or conveyance of or by the Company, other than a consolidation or merger in which the Company is the continuing corporation, the due and punctual payment of the principal of and premium, if any, and interest, if any, on all of the Debt Securities, according to their tenor, and the due and punctual performance and observance of all of the covenants and conditions of the Indenture to be performed by the Company, is expressly assumed by the corporation formed by such consolidation, or into which the Company shall have been merged, or by the corporation which shall have acquired such property. (Section 10.01)

  The Senior Indenture provides that if, upon any consolidation or merger of the Company with or into any other corporation or upon any sale or conveyance of all or substantially all its property to any other corporation, any of the property of the Company or of any Subsidiary would thereupon become subject to any mortgage, lien or pledge which would not otherwise be permitted by the Senior Indenture without securing the Outstanding Debt Securities of any series, the Company will first secure such series of Outstanding Debt Securities, equally and ratably with any other obligations of the Company or any Subsidiary then entitled thereto. (Section 10.02)

Pennsylvania Taxes

  Individuals who are residents of Pennsylvania and who hold Debt Securities for their own account (either directly or indirectly) will not be subject to existing county personal property taxes in Pennsylvania with respect to the Debt Securities, but the Company is required to deduct from interest paid to individual owners of Debt Securities who are residents of Pennsylvania and to remit to Pennsylvania the Corporate Loans Tax which is presently at the annual rate of four mills ($.004) per $1 principal amount of Debt Securities owned by each individual, subject to adjustment if interest paid in any year represents more or less than interest for a full year.

Regarding the Trustees

  Citibank, N.A., Trustee under the Senior Indenture, also is trustee under an indenture covering certain other securities of Sunoco. Sunoco maintains deposit accounts and conducts other banking transactions with Citibank, N.A., including borrowings in the ordinary course of business. Citibank, N.A. is a participating lender in a revolving credit agreement with the Company.

  Bankers Trust Company, Trustee under the Subordinated Indenture, also is trustee under an indenture covering certain other securities of Sunoco. Sunoco maintains deposit accounts and conducts other banking transactions with Bankers Trust Company, including borrowings in the ordinary course of business. Bankers Trust Company is the agent and a participating lender in a revolving credit agreement with the Company.

                     DESCRIPTION OF THE EQUITY SECURITIES

  The authorized capital stock of the Company consists of 200,000,000 shares of Common Stock, $1 par value (the "Common Stock"), of which 90,509,352 shares were outstanding on June 30, 1999 and 15,000,000 shares of Cumulative Preference Stock without par value (the "Preference Stock" together with the Common Stock, the "Equity Securities"), none of which are outstanding.

Preference Stock

  The Board of Directors of the Company is authorized without further stockholder action to provide for the issuance of up to 15,000,000 shares of Preference Stock in one or more series and to determine the designations, preferences, dividend rates, liquidation rights, voting rights, conversion rights, redemption rights, sinking funds, stated value and such other provisions as may be determined by the Board of Directors pursuant to Pennsylvania law. However, each share of Preference Stock may not be converted into more than one share of Common Stock (as adjusted pursuant to certain events) or entitle the holder thereof to more than one vote.

  The Prospectus Supplement will describe the designations, preferences, dividend rates, liquidation rights, voting rights, conversion rights, redemption rights and such other provisions determined by the Board of Directors of the Company to apply to the Preference Stock.

  The following description summarizes certain general terms and provisions of the Preference Stock, is not complete and is qualified in its entirety by reference to all of the provisions of the Company's Articles of Incorporation, a copy of which is filed as an exhibit to the Registration Statement.

 Rank

  All shares of the same series of Preference Stock shall be identical in all respects, except that shares of a series issued at different times may differ as to the dates from which dividends on such shares shall be cumulative. All series of Preference Stock shall rank equally with and be identical in all respects to each other series, unless otherwise determined by the Board of Directors.

  Preference Stock shall rank, as to dividends and upon liquidation, dissolution or winding up, prior to Common Stock and to any other capital stock of the Company, other than capital stock which shall by its terms rank prior to or on a parity with Preference Stock and which shall be authorized by a vote of the holders of at least two-thirds of the then-outstanding Preference Stock.

 Dividend Rights

  Before any dividends shall be declared and set apart for payment or paid on any class or classes of stock of the Company ranking junior to Preference Stock, the holders of shares of each series of Preference Stock shall be entitled to receive cash dividends, when and as declared by the Board of Directors at the annual rate, and no more, fixed in the resolution adopted by the Board of Directors providing for the issue of such series. Such dividends shall be payable quarterly in cash. With respect to each series of Preference Stock, such dividends shall be cumulative from the date or dates of issue of such series. No dividends shall be declared or paid or set apart for payment on any series of Preference Stock unless there shall likewise be or have been declared and paid or set apart for payment on all shares of outstanding Preference Stock of each other series like dividends in proportion to their respective annual dividend rates. Accruals of dividends shall not bear interest.

 Redemption

  The Company may redeem the whole or any part of any series of Preference Stock at the times and redemption prices set forth in the resolutions adopted by the Board of Directors providing for the issue of such series. In the event of a partial redemption, the shares to be redeemed may be selected by lot or by such other equitable method as the Board of Directors in its discretion may determine.

  Unless the Company defaults in making payment of the redemption price plus accrued and unpaid dividends, upon redemption the redeemed shares shall cease to be outstanding and the holders thereof shall cease to be stockholders with respect to such shares and shall have no interest in or claim against the Company except the right to receive the redemption price plus accrued and unpaid dividends. Conversion rights, if any, of shares called for redemption shall terminate at the close of business on the business day prior to the redemption date.

  If at any time the Company shall have failed to pay dividends in full on Preference Stock, thereafter and until dividends in full including all accrued and unpaid dividends on shares of all series of outstanding Preference Stock, shall have been declared and set apart for payment or paid, (i) the Company, without the affirmative vote of the holders of at least a majority of the shares of outstanding Preference Stock, voting as a class without regard to series, shall not redeem less than all of the shares of outstanding Preference Stock, regardless of series and (ii) neither the Company nor any subsidiary shall purchase any shares of Preference Stock except in accordance with a purchase offer made in writing or by publication which will result in fair and equitable treatment among the respective series as determined by the Board of Directors in their sole discretion; provided, however, that (iii) unless prohibited by the provisions applicable to any series, the Company, to meet the requirements of any sinking fund provision with respect to any series, may use shares of such series acquired by it prior to such failure and then held by it as treasury stock and (iv) nothing shall prevent the Company from completing the purchase or redemption of shares of Preference Stock for which a purchase contract was entered into for any sinking fund purposes or the notice of redemption of which was mailed to the holders thereof, prior to the default.

  The Company shall not declare or set apart for payment or pay any dividends or make any distribution on or redeem, purchase or otherwise acquire or permit any subsidiary to purchase or acquire, any other class or classes of stock of the Company ranking junior to Preference Stock as to dividends or upon liquidation, if at such time the Company shall be in default with respect to any dividend payable on, or any obligation to purchase, shares of any series of Preference Stock, but the Company may under such circumstances redeem, purchase, or otherwise acquire shares of stock of any such junior class in exchange for, or out of the proceeds from the sale of, other shares of stock of any junior class.

 Voting Rights

  Except as described below, or as may be required by law, the holders of Preference Stock shall have no voting rights. If the Company shall have failed to pay, or declare and set apart for payment, dividends on

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

Preference Stock in an aggregate amount equivalent to six full quarterly dividends on all shares of Preference Stock then outstanding, the number of Directors of the Company shall be increased by two at the first annual meeting of the shareholders of the Company held thereafter, and at such meeting and at each subsequent annual meeting until dividends payable for all past quarterly dividend periods on all outstanding shares of Preference Stock shall have been paid, or declared and set apart for payment, in full, the holders of the shares of Preference Stock shall have the exclusive and special voting right, voting as a class without regard to series, each share of Preference Stock entitling the holder thereof to one vote per share, to elect two additional members of the Board of Directors to hold office for a term of one year; provided, that the right to vote as a class upon the election of such two additional Directors shall not limit the right of holders of any series of Preference Stock to vote upon the election of all other Directors and upon other matters if and to the extent that such holders are entitled pursuant to resolution providing for the issue of such series. Upon such payment, or declaration and setting apart for payment, in full, the terms of the two additional Directors so elected shall terminate and such voting right of the holders of shares of Preference Stock shall cease.

  The Company shall not, without the affirmative vote of the holders of at least two-thirds of the outstanding Preference Stock, voting as a class without regard to series: (i) create any class of stock ranking prior to or on a parity with Preference Stock as to dividends or upon liquidation or increase the authorized number of shares of any such previously authorized class of stock; (ii) alter or change any of the terms and provisions of the Preference Stock so as adversely to affect the preferences, special rights or powers given to the Preference Stock or (iii) increase the number of shares of Preference Stock which the Company is authorized to issue.

 Liquidation

  Upon the voluntary or involuntary liquidation, dissolution or winding up of the Company, Preference Stock shall be preferred as to assets over Common Stock and any other class or classes of stock ranking junior to Preference Stock so that the holders of shares of Preference Stock of each series shall be entitled to be paid or to have set apart for payment, before any distribution is made to the holders of Common Stock and any other class or classes of stock ranking junior to Preference Stock, the amount set forth in the resolutions providing for the issue of such series plus an amount equal to all dividends accrued and unpaid up to and including the date fixed for such payment, and the holders of Preference Stock shall not be entitled to any other payment.

  If upon such liquidation, dissolution or winding up of the Company, its net assets shall be insufficient to permit the payment in full of the amounts to which the holders of all outstanding shares of Preference Stock are entitled, the entire remaining net assets of the Company shall be distributed among the holders of Preference Stock in amounts proportionate to the full preferential amounts to which they are respectively entitled.

Common Stock

  All shares of Common Stock presently outstanding are, and the shares of Common Stock to be issued and sold in connection with any distribution pursuant to this Prospectus will be, duly authorized, fully paid and nonassessable. Holders of the Common Stock are entitled to one vote per share on any matter submitted to the stockholders and do not have cumulative voting rights. The Common Stock is not redeemable or convertible and the holders of Common Stock do not have any pre-emptive right to purchase securities of the Company. Upon dissolution of the Company, the holders are entitled to receive ratably all of the assets, if any, which remain legally available for distribution to the Company's stockholders after the liquidation preferences of the Company's Preference Stock, if any, have been satisfied in full. Subject to the prior dividend rights of the holders of any Preference Stock, the holders of the Common Stock outstanding from time to time are entitled to receive dividends as and when declared by the Board of Directors of the Company out of funds legally available therefor.

  Under the Company's Articles of Incorporation, a business combination or other specified transaction entered into with a holder (with certain exceptions) of more than 10% of the voting stock of the Company (a "Related Person") must either (i) be approved by a vote of the holders of not less than 75% of the outstanding shares of the Company's voting stock held by stockholders other than the Related Person; (ii) be approved by

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

two-thirds of the members of the Board of Directors not affiliated with the Related Person; or (iii) satisfy certain minimum price criteria and procedural requirements with respect to the remaining stockholders.

Shareholder Rights Plan

  In February 1996, our Board of Directors adopted a shareholder rights plan (the "Rights Plan") and declared a dividend of one right (a "Right") for, and to be attached to, each outstanding share of Common Stock. The Rights Plan provides that as long as the Rights are attached to shares of Common Stock, as provided in the "Rights Agreement" referred to below, one additional Right will be issued and delivered with each share of Common Stock that becomes outstanding after February 12, 1996. Each Right entitles the holder thereof to purchase one one-hundredth of a share of preferred stock designated as the Series B Participating Cumulative Preference Stock ("Series B Preference Stock"). The Rights will expire on February 12, 2006, unless redeemed earlier, and will not be exercisable or transferable separately from the shares of Common Stock until the close of business on the distribution date which will occur on the earlier of (i) the tenth day following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock or (ii) the close of business on the tenth business day after the date of the commencement of a tender or exchange offer that would cause any person or group to become a 15% shareholder.

  Pursuant to the Rights Plan, 1,743,019 shares of Series B Preference Stock have been designated and reserved for issuance upon exercise of the Rights. Our Board of Directors may increase or decrease the number of shares of the Series B Preference Stock that have been reserved for issuance, provided that no decrease reduces the number of such shares to a number less than the number of shares of Series B Preference Stock then outstanding plus the number of shares of Series B Preference Stock issuable in connection with an issuance of additional Common Stock, whether issued directly, or upon exercise or conversion of outstanding rights, options or other securities issued by us.

  The existence of the Rights may, under certain circumstances, cause substantial dilution to any person or group that attempts to acquire Sunoco without the approval of our Board of Directors. As a result, the overall effect of the Rights may be to render more difficult or discourage any attempts to acquire us.

  A complete description of the Rights and the Series B Preference Stock, including redeemability and flip-in rights is set forth in the Rights Agreement, dated February 1, 1996, and the amendment thereto as of July 3, 1997, between Sunoco and First Chicago Trust Company of New York, as Rights Agent, which have been filed with the SEC, are included as exhibits 4.2 and
4.3 to our most recent Annual Report on Form 10-K, and are incorporated herein by reference.

                          DESCRIPTION OF THE WARRANTS

  The following statements with respect to the Warrants to purchase the Debt Securities or the Equity Securities (the "Warrants" and, together with the Debt Securities and the Equity Securities, the "Securities") are summaries of, and subject to, the detailed provisions of one or more separate Warrant Agreements (each, a "Warrant Agreement") between the Company and one or more banking institutions organized under the laws of the United States of America or any State thereof, as Warrant Agent (each, a "Warrant Agent"), forms of which are filed as exhibits to the Registration Statement.

  The Warrants, evidenced by Warrant Certificates (the "Warrant Certificates"), may be issued under the Warrant Agreements independently or together with any Debt Securities or Equity Securities offered by any Prospectus Supplement. Unless otherwise specified in the Prospectus Supplement, the Warrants will be immediately exercisable upon issuance and may be traded separately from any series of Debt Securities or Equity Securities with which they are issued. Reference is made to the Prospectus Supplement for the specific terms of any Warrants offered thereby, including, where applicable, (i) designation, aggregate principal amount, currencies, denominations and other terms of the series of any Debt Securities purchasable upon exercise of the Warrants and the price at which such Debt Securities may be purchased upon such exercise; (ii) the designation, number of shares, stated value and terms (including, without limitation, liquidation, dividend, conversion, and voting rights) of the series of any Preference Stock purchasable upon exercise of Warrants and the price at which such number of shares of Preference Stock may be purchased upon such exercise; (iii) the number of shares of any Common Stock purchasable upon exercise of the Warrants and the price at which such number of shares of Common Stock may be purchased upon such exercise; (iv) the date on which the right to exercise such Warrants shall commence and the date (the "Expiration Date") upon which such right shall expire; (v) United States Federal income tax consequences applicable to such Warrants; and (vi) any other terms of such Warrants.

  Each Warrant will entitle the holder thereof to purchase such principal amount of Debt Securities or number of shares of Equity Securities at such exercise price as shall in each case be set forth in, or calculable from, the Prospectus Supplement, which exercise price may be subject to adjustment upon the occurrence of certain events as set forth in such Prospectus Supplement. After the close of business on the Expiration Date (or such later date to which the Expiration Date may be extended by the Company), unexercised Warrants will become void. The place or places where, and the manner in which, Warrants may be exercised shall be specified in the Prospectus Supplement.

  Prior to the exercise of any Warrants, holders of the Warrants will not have any of the rights of holders of the Debt Securities or the Equity Securities purchasable upon exercise, including the right to receive payments of principal, premium, or interest on any Debt Securities purchasable upon such exercise or to enforce covenants in the applicable Indenture or to receive payment of dividends on any Equity Securities purchasable upon such exercise or to exercise any applicable right to vote.

                             PLAN OF DISTRIBUTION

  We may sell the Securities (i) to or through underwriters or dealers, (ii) directly to one or more institutional purchasers, or (iii) through agents. The Prospectus Supplement with respect to the Securities offered thereby will set forth the terms of the offering of such Securities, including the name or names of any underwriters or agents, the purchase price of such Securities and the proceeds to us from such sale, any delayed delivery arrangements, any underwriting discounts and other items constituting underwriters' compensation, any initial public offering price, any discounts or concessions allowed or reallowed or paid to dealers and any securities exchanges on which such Securities may be listed. Only underwriters named in the Prospectus Supplement are deemed to be underwriters in connection with the Securities offered thereby.

  If underwriters are used in the sale, the Securities will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The Securities may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The obligations of the underwriters to purchase such Securities will be subject to certain conditions precedent, and the underwriters will be obligated to purchase all of the Securities of the series offered by the Prospectus Supplement if any of such Securities are purchased. Any initial public offering price and any discounts or concessions allowed or reallowed or paid to dealers may be changed from time to time.

  We may also sell Securities directly or through agents designated by us from time to time. Any agent involved in the offering and sale of the Securities, and any commissions payable by us to any such agent, will be set forth in the Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any such agent is acting on a best efforts basis for the period of its appointment.

  As one means of direct issuance of the Securities, we may utilize the services of another entity to conduct an electronic "Dutch Auction" of the Securities among potential purchasers who are eligible to participate in the auction of such Securities, as described in the Prospectus Supplement.

  As indicated in the Prospectus Supplement, we may authorize agents, underwriters or dealers to solicit offers by certain institutional investors to purchase Securities providing for payment and delivery on a future date specified in the Prospectus Supplement. There may be limitations on the minimum amount which may be purchased by any such institutional investor or on the portion of the aggregate principal amount of the Securities which may be sold pursuant to such arrangements. Institutional investors to which such offers may be made, when authorized, include commercial and savings banks, insurance companies, pension funds, investment companies, educational and charitable institutions and such other institutions as may be approved by us. The obligations of any such purchasers pursuant to such delayed delivery and payment arrangements will not be subject to any conditions except (i) the purchase by an institution of the particular Securities shall not at the time of delivery be prohibited under the laws of any jurisdiction in the United States to which such institution is subject and (ii) if the particular Securities are being sold to underwriters, we shall have sold to such underwriters the total principal amount of such Securities less the principal amount thereof covered by such arrangements. Underwriters will not have any responsibility with respect to the validity of such arrangements or the performance by us or such institutional investors thereunder.

  Agents and underwriters may be entitled under agreements entered into with us to indemnification against certain civil liabilities, including liabilities under the Securities Act, or to contribution with respect to payments which the agents and underwriters may be required to make in respect thereof. Agents and underwriters may engage in transactions with, or perform services for, us in the ordinary course of business.

  The place and time of delivery of the Offered Securities will be set forth in the Prospectus Supplement.

                                LEGAL OPINIONS

  Certain legal matters in connection with the Securities will be passed upon for us by Jack L. Foltz, Esq., Vice President and General Counsel or Ann C. Mule, Esq., our General Attorney and Corporate Secretary, and for any underwriters, dealers or agents by Simpson Thacher & Bartlett, New York, New York. Simpson Thacher & Bartlett will rely upon the opinion of Mr. Foltz or Ms. Mule, as the case may be, as to all matters of Pennsylvania law. Mr. Foltz and Ms. Mule participate in various of our employee benefit plans and in connection with certain of such benefit plans receive Common Stock, options to purchase Common Stock, and common stock units.

                                    EXPERTS

  Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included or incorporated by reference in our Annual Report on Form 10-K for the year ended December 31, 1998, as set forth in their reports, which are incorporated by reference in this Prospectus. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP's reports, given on their authority as experts in accounting and auditing.

  Until our offering is completed, we also incorporate by reference into this Prospectus any future financial statements and schedules in subsequent SEC filings Sunoco makes under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, in reliance on the reports made by the firm acting as Sunoco's independent auditors, relating to these financial statements and schedules, and given on the particular firm's authority as experts in accounting and auditing, but only to the extent that such firm has audited those financial statements and schedules, and consented to the use of their reports.

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